ATRIUM
INNOVATIONS

September 22, 2008

08005270

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

SUPPL

**Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.**
**SEC File number: 082-35044**

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following document that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

- **Press release dated September 22, 2008: "Atrium Acquires Orthos Europe B.V., a Netherlands-Based Company".**

Yours truly,

Manon Deslauriers
Corporate Secretary

PROCESSED
OCT 15 2008
THOMSON REUTERS

Encl.

SEC
Mail Processing
Section
SEP 29 2008
Washington, DC
105

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
418 652-1116
418 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

ATRIUM
INNOVATIONS

# PRESS RELEASE
FOR IMMEDIATE RELEASE

## ATRIUM ACQUIRES ORTHOS EUROPE B.V., A NETHERLANDS-BASED COMPANY

*This acquisition will allow Atrium to increase its market share within the Dutch health and nutrition market by serving a wider spectrum of Health Care Practitioners*

**Quebec City, Canada, September 22, 2008 -** Atrium Innovations Inc. (TSX: ATB) is pleased to announce the acquisition of Orthos Europe B.V. ("Orthos"). With its Nootdorp headquarters located in The Netherlands, Orthos' subsidiary, AOV Orthomoleculaire Voedingssupplementen B.V. ("AOV"), is renowned throughout Holland for the development and marketing of high quality food supplements through the Health Care Practitioner Channel. In 2007, AOV achieved annual sales of 4.1 million euros (US$5.6 million). Atrium has acquired Orthos for a total cash consideration of 7.6 million euros (approximately US$11 million).

The acquisition of Orthos represents Atrium's second Netherlands-based acquisition for 2008. Last February, Atrium announced the acquisition of MCO Health B.V., a leading manufacturer and distributor of nutritional supplements. "AOV's products will be a value-added complement next to MCO Health's flagship brand: Orthica. The Orthica brand is specifically marketed to general practitioners and dietary specialists, and sold through pharmacists and other specialised outlets; while the AOV portfolio of products are marketed and sold primarily through Complementary and Alternative Medicine practitioners and other professionals. With these two key brands, AOV and Orthica, Atrium has a solid platform from which to grow within the Benelux region. Both companies clearly provide top quality products that meet Atrium's rigorous science-based standards for health and nutritional products," said Dr. Serge Yelle, Atrium's Executive Vice President, Operations.

**About Orthos**

For more than 20 years, Orthos and its subsidiary AOV have played an instrumental role in the development of the Dutch food supplement market. AOV is extremely well recognized for its association with the Foundation "Stichting Orthomoleculaire Educatie", which plays a prominent role in the education and training of Dutch orthomolecular healthcare practitioners. AOV's food supplement portfolio provides its customers with a complete range of over 170 high valued

products composed of vitamins, minerals, fatty acids, enzymes, antioxidants, multi-vitamins/minerals, amino acids, phytotherapeutics and other specific preparations.

**About Atrium**

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based and professionally endorsed products for the health and nutrition industries. Atrium focuses primarily on growing segments of the health and nutrition markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of finished products through its highly specialized sales and marketing network in more than 35 countries, primarily in North America and Europe. Atrium has over 575 employees and operates five manufacturing facilities.

**Cautionary Note and Forward-Looking Statements**

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

**Investor Relations:**
Mario Paradis
Vice President and Chief Financial Officer
Tel.: (418) 652-1116, ext. 287
mparadis@atrium-innov.com

**Media Relations:**
Frédéric Tremblay
HKDP
(514) 395-0375, ext. 234
ftremblay@hkdp.qc.ca

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